                                                            OMB APPROVAL
                                                     OMB NUMBER:  3235-0145
                                                     EXPIRES: OCTOBER 31, 1997
                                                     ESTIMATED AVERAGE BURDEN
                                                     HOURS PER FORM........14.90

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 10)*

                           MAI SYSTEMS CORPORATION
                           -----------------------
                              (NAME OF ISSUER)

                        COMMON STOCK, $.01 PAR VALUE
                       -----------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                 552620 20 5
                               --------------
                               (CUSIP NUMBER)

        MARC N. BELL, C/O BROOKE GROUP LTD., 100 S.E. SECOND STREET,
        ------------------------------------------------------------
                       MIAMI, FL 33131 (305) 579-8000
                       ------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                             JANUARY 29, 1997
                             ----------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
CUSIP NO. 552620 20 5                                               2 OF 3 PAGES

====================================================================================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                                                            BENNETT S. LEBOW
------------------------------------------------------------------------------------------------------------------------------------

   2     Check the Appropriate Box if a Member of a Group*                                                              (a) / /
                                                                                                                        (b) / /
------------------------------------------------------------------------------------------------------------------------------------

   3     SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------

   4     Source of Funds*

------------------------------------------------------------------------------------------------------------------------------------

   5     Check Box if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)                                                                         / /

------------------------------------------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                              UNITED STATES
====================================================================================================================================

      Number of                  7            Sole Voting Power                        -0-

------------------------------------------------------------------------------------------------------------------------------------

       Shares                    8            Shared Voting Power                      -0-

------------------------------------------------------------------------------------------------------------------------------------

    Beneficially
    Owned by Each                9            Sole Dispositive Power                   -0-

------------------------------------------------------------------------------------------------------------------------------------

      Reporting                 10            Shared Dispositive Power                 -0-
     Person With
====================================================================================================================================

  11           Aggregate Amount Beneficially Owned by Each Reporting Person            -0-

------------------------------------------------------------------------------------------------------------------------------------

  12           Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*                                       / /

------------------------------------------------------------------------------------------------------------------------------------

  13           Percent of Class Represented by Amount in Row (11)                      -0-

------------------------------------------------------------------------------------------------------------------------------------

  14           Type of Reporting Person*                                        IN

====================================================================================================================================

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP NO. 552620 20 5                                               3 OF 3 PAGES



PRELIMINARY STATEMENT:

        This Amendment No. 10 supplements the Schedules 13D filed severally by, among others, Bennett S. LeBow (the "Reporting Person") with the Securities and Exchange Commission on April 25, 1994, as previously amended by Consolidated Amendments Nos. 1-2 and Amendments Nos. 3-9 thereto (as amended, the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock"), of MAI Systems Corporation, a Delaware corporation ("MAI"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D.

        Item 5 is hereby amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) As of January 29, 1997, the Reporting Person did not beneficially own any shares of Common Stock.

        (b)  Inapplicable.

        (c) On January 29, 1997, the Reporting Person, through LeBow Family Partnership 1993, Ltd., effected an open market sale of 503,933 shares of Common Stock at $6.62 per share.

        (e) On January 29, 1997, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 1997.

                                         BENNETT S. LEBOW


                                         By: /S/  Bennett S. LeBow
                                             -------------------------
                                             Bennett S. LeBow